TUCOWS INC.
96 Mowat Avenue
Toronto, Ontario, Canada M6K 3M1

October 24, 2006

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Mark P. Shuman

Branch Chief - Legal

Re:	Tucows Inc.
Registration Statement on Form S-3 (File No. 333-136284)

Dear Mr. Shuman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Thursday October 26, 2006, at 4:30 p.m. Eastern Time or as soon thereafter as practicable.  Please call Angela Jones at 215-963-5416 to provide notice of effectiveness.

In connection with this request for effectiveness, Tucows Inc. (the “Company”) acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

TUCOWS INC.

By:	/S/ ELLIOT NOSS
Elliot Noss
President and Chief Executive Officer

cc:	Hugh Fuller (Securities and Exchange Commission)
Michael Cooperman (Tucows Inc.)
Joanne R. Soslow (Morgan, Lewis & Bockius LLP)
Angela M. Jones (Morgan, Lewis & Bockius LLP)